

April 9, 2015

Gerald L. Salzman
Chief Executive Officer
Daily Journal Corporation
915 East First Street
Los Angeles, CA 90012

> **Re: Daily Journal Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed on June 24, 2014**
> **Form 10-K for Fiscal Year Ended September 30, 2014**
> **Filed on January 28, 2015**
> **File No. 000-14665**

Dear Mr. Salzman:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Lyn Shenk

                          Lyn Shenk
                          Branch Chief